SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AMAG Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00163U106
(CUSIP Number)

David Johnson
Caligan Partners LP
520 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,499,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,499,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,499,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,407 restricted stock units 15,452 shares of Common Stock underlying director stock options
	8	SHARED VOTING POWER 3,499,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 4,407 restricted stock units 15,452 shares of Common Stock underlying director stock options
	10	SHARED DISPOSITIVE POWER 3,499,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,519,287 shares of Common Stock (including 4,407 restricted stock units and 15,452 shares of Common Stock underlying director stock options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

As a result of the termination of the Nomination Agreement (as disclosed in Item 6 below), the Reporting Persons (as defined in Item 2 below) and Kenneth Shea are no longer deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. Therefore, Kenneth Shea is no longer a reporting person and the beneficial ownership reported in this Amendment No. 2 no longer includes the beneficial ownership of Kenneth Shea. In addition, Samuel J. Merksamer is no longer a Partner of Caligan or Managing Member of Caligan Partners GP LLC and is therefore no longer a reporting person.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)

This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), the investment manager of an affiliated fund (the "Caligan Fund") and managed account (the "Caligan Account"), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account; and

(ii) David Johnson, Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson," and together with Caligan and Caligan Partners GP LLC, the "Caligan Parties"), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

(b)	The principal business address of each of the Caligan Parties is 520 Madison Avenue, New York, New York 10022.

(c)	The principal business of each of the Caligan Parties is investment management.

(d)	During the last five years, none of the Calligan Parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Caligan Parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizen. Caligan Partners GP LLC is a Delaware limited liability company.

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Caligan Parties used a total of approximately $29,535,114 (including brokerage commissions) to acquire the Common Stock beneficially owned by them. The source of the funds used to acquire the Common Stock beneficially owned by the Caligan Parties was the working capital of the Caligan Fund and the Caligan Account.

The 4,407 restricted stock units and 15,452 director stock options reported herein are held directly by Mr. Johnson and were issued in consideration for his services as a director on the Board.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 8, 2019, Caligan, Caligan Partners CV II LP, Mr. Johnson and Paul Fonteyne ("Mr. Fonteyne") (collectively, the "Investor Group") entered into a settlement agreement (the "Settlement Agreement") with the Issuer, pursuant to which the Issuer has agreed that the Board will increase the size of the Board from nine to eleven directors and appoint Mr. Johnson and Mr. Fonteyne to the Board as directors effective upon the execution and delivery of the Settlement Agreement. Effective at the conclusion of the Company's 2020 Annual Meeting of Stockholders (the "2020 Annual Meeting"), the size of the Board will be reduced to nine directors (and will include Mr. Johnson and Mr. Fonteyne, provided they are elected by the Company's shareholders at the 2020 Annual Meeting) and will not be increased during the term of the Settlement Agreement unless at least two-thirds of the members of the Board approve an increase in the size of the Board. In connection with the Settlement Agreement, the Investor Group has withdrawn its consent solicitation with regard to the Issuer.

The Board also appointed Mr. Johnson to the Issuer's Audit Committee and Mr. Fonteyne to the Issuer's Compensation Committee. In addition, under the Settlement Agreement, the Investor Group is entitled to designate a replacement independent director in the event (i) Mr. Johnson ceases to be a director of the Company due to death, disability or other incapacity or (ii) Mr. Fonteyne is no longer able or willing to serve as a director of the Company for any reason, subject to approval (not to be unreasonably withheld) of any replacement independent director by the Governance and Risk Committee of the Board and certain ownership conditions with respect to the Investor Group’s ownership of Common Stock.

The Settlement Agreement also provides for customary standstill provisions during the term of the Settlement Agreement, including, among other things, a restriction on purchases of Common Stock that would cause the Investor Group to have a beneficial ownership interest at or in excess of 12.5% of the Issuer’s then-outstanding shares of Common Stock. The Settlement Agreement will terminate on the date that is 30 calendar days prior to the nomination notice deadline for director candidates at the Company’s 2021 Annual Meeting of Stockholders but may be extended in certain cases to 30 days prior to the director nomination deadline for the Company’s 2022 Annual Meeting of Stockholders subject to certain conditions.

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 6 of 7 Pages

The Settlement Agreement also provides that, until the Settlement Agreement is terminated, the members of the Investor Group will vote their shares of Common Stock at each stockholder meeting in accordance with the Issuer's recommendations with respect to the election, removal and/or replacement of directors and any other proposal submitted to the stockholders at such meeting other than a proposal with respect to an Extraordinary Transaction (as defined in the Settlement Agreement) or except in the event either ISS or Glass Lewis issues a voting recommendation that differs from the voting recommendation of the Board.

The foregoing summary of the Settlement Agreement is not complete and is qualified in its entirety by the full text of the Settlement Agreement, which is included as Exhibit F hereto and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 33,909,783 shares of Common Stock outstanding as of September 5, 2019, as reported in the Issuer's consent revocation statement on Schedule 14A, filed with the Securities and Exchange Commission on September 20, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On October 8, 2019, Mr. Johnson was granted 4,407 restricted stock units as disclosed in Item 3.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 8, 2019, certain of the Reporting Persons and the Issuer entered into the Settlement Agreement defined and describe in Item 4 above and included as Exhibit F hereto.

As a result of entering into the Settlement Agreement, the Nomination Agreement terminated in accordance with its terms.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit F:	Settlement Agreement (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed October 8, 2019).

CUSIP No. 00163U106	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2019

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON